                                   MGM MIRAGE
                           3600 Las Vegas Blvd. South
                              Las Vegas, NV 89109

 OFFER TO EXCHANGE NEW OPTIONS FOR OUTSTANDING OPTIONS HAVING AN EXERCISE PRICE
                          OF AT LEAST $23.00 PER SHARE

--------------------------------------------------------------------------------
          THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., PACIFIC
            TIME, ON DECEMBER 12, 2001, UNLESS WE EXTEND THE OFFER.

--------------------------------------------------------------------------------

   We are offering certain employees and members of our board of directors the opportunity to exchange all outstanding stock options to purchase shares of our common stock which have an exercise price of at least $23.00 per share (the "eligible options") for a reduced number of new options (the "replacement options") that we will grant under our 1997 Nonqualified Stock Option Plan (the "1997 Plan"). If you wish to accept this offer, you must surrender for cancellation all of your options that were granted to you after May 11, 2001, as well as any other options you wish to exchange for replacement options. Assuming the offer expires on December 12, 2001, each replacement option will be granted no earlier than June 13, 2002, the first business day that is at least six months and one day after the scheduled expiration of this offer and no later than July 5, 2002, the fifteenth business day thereafter.

   We are making this offer upon the terms and subject to the conditions described in this "offer to exchange" and in the related election form and cover letter and attached summary of terms (which together, as they may be amended from time to time, constitute the "offer"). This offer is not conditioned upon a minimum number of options being exchanged, but is subject to conditions that we describe in section 6 of this offer to exchange.

   If you decide to exchange options as described in the offer, and if your offer is accepted, we will grant you replacement options equal to 90% of the number of eligible options you surrender for cancellation. This means that for every ten shares represented by options that you exchange, you will receive replacement options for nine shares. The replacement options will be granted under our 1997 Plan pursuant to a new option agreement. The exercise price of the replacement options will be equal to the closing price of our common stock on the New York Stock Exchange on the replacement option grant date, which will not be earlier than June 13, 2002. Except for the number of underlying shares and the exercise price, the replacement options will have terms and conditions that are substantially the same as those of your cancelled options.

   Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your eligible options for exchange. You must make your own decision whether to tender your eligible options.

   Shares of our common stock are traded on the New York Stock Exchange under the symbol "MGG." On November 9, 2001, the closing price of our common stock on the New York Stock Exchange composite tape was $24.76 per share. We recommend that you obtain current market quotations for our common stock before deciding whether or not to exchange your options.

   You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange, election form or the cover letter with the summary of terms to the persons identified on page 8 of this offer to exchange.

                                   IMPORTANT

   If you wish to accept or reject this offer, you must complete and sign the election form and return it in accordance with its instructions before 5 p.m., Pacific Time, on December 12, 2001. You do not need to return your stock option agreements reflecting your eligible options that you wish to surrender for cancellation to effectively elect to accept this offer. However, you will be required to promptly return your applicable stock option agreements upon our request.

   If you do not timely complete, sign and return the election form in accordance with the instructions, you will be treated as if you had rejected the offer. In that event, your eligible options will remain in effect on their current terms, and no replacement options will be issued to you.

   We do not know whether the replacement options will have a lower exercise price than your eligible options. However, we believe that the offer may create a better chance for some option holders to obtain value from their options and our stock option program. We recognize that the decision to accept or reject the offer is an individual one which should be based on your own personal circumstances as well as your own assessment of general, industry and company-specific facts and conditions. We urge you to consult your personal advisors concerning your decision.

   We are not making this offer to, and we will not accept any options from, holders in any jurisdiction in which we believe this offer would not comply with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction. We have not authorized any person to make any recommendation on our behalf as to whether or not you should exchange your options pursuant to this offer. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document, the election form, the accompanying cover letter, the attached summary of terms and our tender offer statement on Schedule TO. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 SUMMARY TERM SHEET.....................................................    4

 THE OFFER..............................................................    9

  1.  Number of Options; Expiration Date................................    9

  2. Purpose of the Offer...............................................   10

  3. Procedures.........................................................   11

  4. Change in Election.................................................   11

  5.  Acceptance of Options for Exchange and Cancellation and Issuance
      of Replacement Options............................................   12

  6. Conditions of the Offer............................................   13

  7. Price Range of Common Stock........................................   14

  8. Source and Amount of Consideration; Terms of Replacement Options...   14

  9. Information About MGM MIRAGE.......................................   17

 10. Interests of Directors and Officers; Transactions and Arrangements
  About the Options.....................................................   19

 11. Status of Options Acquired by Us in the Offer; Accounting Conse-
  quences of the Offer..................................................   19

 12. Legal Matters; Regulatory Approvals................................   20

 13. Material U.S. Federal Income Tax Consequences......................   20

 14. Extension of Offer; Termination; Amendment.........................   21

 15. Fees and Expenses..................................................   22

 16. Additional Information.............................................   22

 17. Forward Looking Statements; Miscellaneous..........................   23

 SCHEDULE A--Information About the Directors and Executive Officers of
  MGM MIRAGE............................................................  A-1

                               SUMMARY TERM SHEET

   The following are answers to some of the questions that you may have about this offer. We urge you to carefully read the remainder of this offer to exchange and the accompanying election form and cover letter with attached summary of terms because the information in this summary is not complete. We have included references to the relevant sections of this offer to exchange where you can find a more complete description of the topics in this summary.

General Discussion of the Stock Option Exchange Program

Q1. What is the stock option exchange program?

   Our stock option exchange program (that we also call the offer) is a voluntary program permitting certain employees and directors to cancel stock options having an exercise price of at least $23.00 per share that are outstanding under either our 1997 Plan or our original Nonqualified Stock Option Plan (the "1988 Plan" and with the 1997 Plan, the "nonqualified option plans") and exchange them for replacement options covering 90% of the shares represented by the options exchanged. (Section 1)

Q2. Why are we making the offer?

   We are making the offer because a considerable number of employees and directors have stock options, whether or not they are currently exercisable, with exercise prices that are significantly above current and recent market prices for our common stock. This program is voluntary and will allow optionees to choose whether to keep their current stock options at their current exercise price, or to cancel options having an exercise price of at least $23.00 per share in exchange for replacement options for 90% of the shares represented by the options exchanged. By making this offer to exchange outstanding options for replacement options that may have a lower exercise price, we intend to provide such optionees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives and maximize stockholder value. (Section 2)

Q3. Which options can you tender for exchange?

   You may exchange any and all of your options, which have an exercise price of at least $23.00 per share, outstanding under either of our nonqualified option plans. However, if you were granted any options after May 11, 2001, and you wish to participate in the stock option exchange program, you must exchange all such options for replacement options. (You would not be required to exchange options granted on or prior to May 11, 2001, although you could do so if you so desired.) (Section 1)

Q4. Are there conditions to the offer?

   The offer is subject to a number of conditions, including the conditions described in Section 6. However, the offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of options being exchanged. (Section 6)

Q5. Who can participate in the exchange?

   You must be an employee of MGM MIRAGE or one of our subsidiaries or a member of our board of directors on December 12, 2001 (or such later date as the offer expires). (Section 1)

   If you are not an employee or a director as of the expiration of the offer, you will not be eligible to exchange any eligible options, and any election you may have made will not be valid. If your active employment is terminated prior to the expiration of the offer and there is no other agreement that would maintain your status as an eligible employee, you will fall into this category.

The Basics of the Stock Option Exchange Program

Q6. How does the offer work?

   On or before the expiration of the offer, you may decide to exchange any one or all of your eligible options, provided that if you were granted any options after May 11, 2001, and you wish to participate in the offer, you must exchange all options you were granted after May 11, 2001. After carefully reviewing the offer, you should complete and sign the election form in accordance with its instructions. Properly tendered eligible options will be cancelled on the expiration date of the offer. (Section 3)

Q7. What if your eligible options are not currently vested? Can you exchange them?

   Yes. Your eligible options do not need to be vested in order for you to participate in the offer. (Section 1)

Q8. If you have more than one eligible option, do you have to exchange all of them in order to participate?

   Not necessarily. If you have more than one eligible option, then you may exchange any or all of them. In addition, you may exchange part of any particular eligible option and keep the balance. HOWEVER, IN ALL CASES, IF YOU EXCHANGE ANY OF YOUR ELIGIBLE OPTIONS, YOU MUST EXCHANGE ALL OF YOUR OPTIONS GRANTED AFTER MAY 11, 2001. (Section 1)

Q9. How many replacement options will you receive?

   Each replacement option will be exercisable for 90% of the shares represented by the options exchanged pursuant to this offer. This means that for every ten shares represented by options that you exchange, you will receive replacement options for nine shares. In addition, the number of shares covered by your replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the date your replacement options are granted. (Section 1)

Q10. When will you receive your replacement options?

   We will not grant the replacement options until the first business day that is at least six months and one day after the expiration of the offer. Assuming the offer expires on December 12, 2001, the replacement options will be granted no earlier than June 13, 2002 and no later than July 5, 2002. The compensation committee of our board of directors will select the actual grant date for the new options. (Section 5)

Q11. Why won't you receive your replacement options immediately?

   If we were to grant your replacement options on any date that is earlier than six months and one day after the expiration date of the offer, we would be subject to onerous accounting charges. We would be required for financial reporting purposes to treat the replacement options as variable awards. This means that we would be required to record the non-cash accounting impact of decreases and increases in the company's share price as a compensation expense for the replacement options issued under this offer. We would have to continue this variable accounting for these replacement options until they were exercised, cancelled or terminated. The higher the trading value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the replacement options for six months and one day, we believe we will not have to treat the replacement options as variable awards. (Section 11)

Vesting; Exercise Price; Term and Number of Replacement Options

Q12. What is the vesting period of the replacement options?

   Each replacement option will have the same vesting schedule as the option it replaces. For example, if your tendered options vest in four equal installments in August 2001, 2002, 2003 and 2004, your replacement options will have the same vesting schedule. (Section 8)

Q13. What is the exercise price of the replacement options?

   Each replacement option will have an exercise price equal to the closing price for our common stock as reported by the New York Stock Exchange on the date the replacement option is granted. The replacement options may have a lower or higher exercise price than the eligible options you exchange. Therefore, we recommend that, as part of your decision-making process, you obtain current market quotations for our common stock before deciding whether or not to exchange your eligible options. (Section 8)

Q14. When will the replacement options expire?

   Each replacement option will continue the term of the related cancelled option. For example, if your cancelled options were scheduled to expire in August 2010, your replacement options will expire in August 2010. (Section 8)

Q15. What happens if you cease to be an employee or a director after the date that your eligible options are cancelled and before the grant of replacement options?

   The replacement options would be granted to you, but unless there is an agreement with you that provides otherwise, those options would expire 90 days after the date they are granted and no additional vesting would occur from the date you ceased to be an employee or director. (Section 1)

Q16. How many replacement options will you receive?

   You will receive nine replacement options for each ten eligible options you submit for exchange and which are accepted by us in the offer. (Section 1)

Duration of the Offer; Withdrawal Rights

Q17. When does the offer expire? Can the offer be extended, and if so, how will you know if it is extended?

   The offer expires on December 12, 2001, at 5 p.m., Pacific Time, unless we extend it. Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If we extend the offer, we will announce the extension no later than 9 a.m., Pacific Time, on December 13, 2001. (Section 14)

Q18. During what period of time may you change your previous election?

   You may change your previous election at any time before 5 p.m., Pacific Time, on December 12, 2001. If we extend the offer beyond that time, you may change your previous election at any time until the extended expiration of the offer. To change your election, you must deliver a change of election form in accordance with its instructions before the offer expires. You may change your election more than once. (Section 4)

Tax and Accounting Considerations

Q19. Will you have to pay taxes if you exchange your options in the offer?

   If you accept the offer, you will not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant replacement options to you. We recommend that you consult with your own tax advisor to determine the tax consequences of accepting the offer. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work. (Section 13)

How to Elect to Exchange Your Eligible Options

Q20. What do you need to do now?

   Whether you accept the offer or not, you need to make your election and sign the election form and deliver it pursuant to the instructions in the election form before 5 p.m., Pacific Time, on December 12, 2001 or any later date we specify as the expiration date if we extend the offer beyond December 12, 2001. If you have questions about delivery, you may contact Scott Langsner, Senior Vice President and Secretary of MGM MIRAGE at (702) 693-8811. You should review the offer to exchange, the cover letter and summary of terms, the election form and all of their attachments before making your election. We will only accept a paper or facsimile (provided the signed original is submitted to us as promptly as practicable after the facsimile is sent) copy of your election form. Delivery by e-mail will not be accepted. If you do not submit a properly completed election form within the time and in the manner described above, you will be treated as if you had rejected the offer. (Section 3)

   We may reject any eligible options to the extent that we determine the election form is not properly completed or to the extent that we determine it would be unlawful to accept the options. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly exchanged options promptly upon receipt of your properly completed election form, subject to your right to withdraw your options submitted for exchange at any time before the expiration of the offer. If you do not sign and deliver the election form before the offer expires, it will have the same effect as if you rejected the offer. (Section 3)

Q21. What happens to your options if you do not accept the offer or if your options are not accepted for exchange?

   Nothing. If you do not accept the offer, or if we do not accept the options you submit for exchange, or if you do not submit a properly completed election form, you will keep all of your current options, and you will not receive any replacement options. No changes will be made to your current options.

Q22. How should you decide whether or not to participate?

   We understand that this will be a challenging decision for many of you as the stock option exchange program does carry considerable risk. Whether or not this program is likely to be beneficial to you is something only you can determine depending on your own particular facts and circumstances and your own assessment of what the market price for our common stock is likely to be when the exercise price for the replacement options is determined. Your decision may take into account the exercise price or prices of your existing options and the fact that you will receive only nine replacement options for each ten options you submit for exchange, as well as your assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, the performance and prospects of our own business, the performance of our stock in the stock market, as well as other factors. (Section 2)

Q23. What do we and our board of directors think of the offer?

   Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. (Section 17)

Q24. Who can I talk to if I have questions about the offer? For additional information or assistance, you should contact:

Employees of the Mirage Resorts    Employees in the                Employees of the
Companies (including Beau Rivage,  corporate offices of            MGM Grand
Bellagio, Golden Nugget,           MGM MIRAGE and                  Companies (including
Mirage Hotel & Casino, Mirage      Mirage Resorts (as well         MGM Grand Hotel,
International, Mirage Resorts,     as employees of MGM             MGM Grand
Incorporated, Shadow Creek         Grand Development               Marketing, New York-
Club and Treasure Island)          and MGM Grand                   New York, MGM
                                   Merchandising and marketing     Grand Detroit and the
                                   employees)                      Primm Properties)

Chris Nordling                     Scott Langsner                  Corey Sanders
Executive Vice President of        Senior Vice President           Senior Vice President/Chief
Finance/Chief Financial Officer    and Secretary                   Financial Officer
Bellagio, LLC                      MGM MIRAGE                      MGM Grand Hotel, LLC
3600 Las Vegas Blvd. South         c/o Bellagio                    3799 Las Vegas Blvd. South
Las Vegas, NV 89109                3600 Las Vegas Blvd. South      Las Vegas, NV 89109
Tel: (702) 693-7137                Las Vegas, NV 89109             Tel: (702) 891-7004
Fax: (702) 693-7141                Tel: (702) 693-8811             Fax: (702) 891-7042
                                   Fax: (702) 693-8830

                                   THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

   We are offering to grant replacement options to purchase common stock in exchange for all eligible options held by certain employees and directors as of the expiration date. Eligible options are all outstanding options that have an exercise price of at least $23.00 per share. As of November 5, 2001, there were 10,825,838 outstanding eligible options to purchase shares of our common and 6,503,435 outstanding other options which are not eligible to be exchanged pursuant to this offer.

   You may exchange one or more of your eligible options, and you may exchange less than all shares subject to a particular eligible option. However, if you elect to exchange any eligible option, you must exchange all options granted after May 11, 2001. Our offer is subject to the terms and conditions described in this offer to exchange, the election form and the cover letter and attached summary of terms. We will only accept options that are properly returned and not validly withdrawn in accordance with section 4 of this offer to exchange before the offer expires.

   Each replacement option will be exercisable for 90% of the number of shares represented by your cancelled options. We will not issue any options for fractional shares and will round up all fractional shares. The number of shares to be represented by the replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the replacement option grant date. Assuming the offer expires on December 12, 2001, your replacement options will be granted no earlier than June 13, 2002, the first business day that is six months and one day after December 12, 2001 and no later than July 5, 2002. Our board of directors will select the actual grant date for the new options. All replacement options will be issued under our 1997 Plan and a new option agreement between you and us.

   IF YOU EXCHANGE ANY OPTIONS PURSUANT TO THE OFFER BUT YOU CEASE TO BE AN EMPLOYEE OR DIRECTOR PRIOR TO THE DATE THE REPLACEMENT OPTIONS ARE GRANTED, THE REPLACEMENT OPTIONS WILL NEVERTHELESS BE GRANTED TO YOU. HOWEVER, UNLESS THERE IS AN AGREEMENT WITH YOU THAT PROVIDES OTHERWISE, THOSE REPLACEMENT OPTIONS WOULD EXPIRE 90 DAYS AFTER THE DATE THEY ARE GRANTED AND NO ADDITIONAL VESTING WOULD OCCUR FROM THE DATE YOU CEASED TO BE AN EMPLOYEE OR DIRECTOR.

   PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN ONE OF OUR EMPLOYEES OR DIRECTORS.

   The term "expiration date" means 5 p.m., Pacific Time, on December 12, 2001, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term "expiration date" will refer to the latest time and date at which the offer expires. See section 14 for a description of our rights to extend, delay, terminate and amend the offer.

   We will publish a notice if we decide to take any of the following actions prior to the expiration of the offer:

  .  increase or decrease what we will give you in exchange for your options;

  . increase or decrease the number of options eligible to be exchanged in the offer; or

  . change the terms and conditions of the replacement options in any material respect.

   If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.

   A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

2. PURPOSE OF THE OFFER.

   Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than current and recent market prices for our common stock. By making this offer we intend to maximize stockholder value by creating better performance incentives for, and thus increasing retention of, our employees and directors.

   The board of directors has approved this offer. We do not know whether the replacement options will have a lower exercise price than the eligible options. However, we believe that the offer may create a better chance for participants in the exchange to obtain value from their options and our stock option program. We recognize that the decision to accept or reject the offer is an individual one which should be based on your own personal circumstances as well as your own assessment of general, industry and company-specific facts and conditions. We urge you to consider this matter carefully (especially since accepting the offer will result in your receiving only nine replacement options for every ten of your eligible options which are accepted in the offer) and to consult with your personal advisors concerning your decision.

   Subject to any future workforce reductions, restructurings and repositioning in light of current conditions, and except as otherwise described in this offer to exchange or in filings with the SEC, we presently have no plans or proposals that relate to or would result in:

  . an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

  . any purchase, sale or transfer of a material amount of our assets or any subsidiary's assets;

  . any material change in our present policy not to pay dividends, or our indebtedness or capitalization;

  . any change in our present board of directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any material terms of an executive officer's employment contract;

  .  any other material change in our corporate structure or business;

  .  our common stock being delisted from the New York Stock Exchange;

  . our common stock becoming eligible for termination of registration pursuant to section 12 (g)(4) of the Securities Exchange Act;

  . the suspension of our obligation to file reports pursuant to section 15(d) of the Securities Exchange Act;

  . the acquisition by any person of any additional subject securities or the disposition by any person of any of the subject securities; or

  . a change to our certificate of incorporation or bylaws, or other actions which may make it more difficult for any person to acquire control of our company.

   Neither we nor our board of directors makes any recommendation as to whether you should exchange your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer and consult your own legal, investment and/or tax advisors. You must make your own decision whether to exchange your eligible options.

3. PROCEDURES.

   Making Your Election. To make your election to accept or reject this offer, you must check the appropriate box, complete the required information and sign and deliver the election form and any other required documents to us before the expiration date. We will only accept a paper or facsimile (provided the signed original is submitted to us as promptly as practicable after the facsimile is sent) copy of your election form. Delivery by e-mail will not be accepted. You do not need to return your stock option agreements for your eligible options to effectively elect to accept the offer. You will be required to promptly return your stock option agreements upon our request. IN ALL CASES, IF YOU EXCHANGE ANY OF YOUR ELIGIBLE OPTIONS, YOU MUST EXCHANGE ALL OF YOUR OPTIONS GRANTED AFTER MAY 11, 2001.

   The delivery of the election forms and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us.

   Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility (including time of receipt) and acceptance of election forms. Our determination of these matters will be final and binding on all parties. We may reject any or all election forms or returned options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the returned options. Otherwise, we will accept properly and timely submitted options that are not validly withdrawn. We may waive any of the conditions of the offer or any defect or irregularity in any election form with respect to any particular options or any particular option holder. No options will be deemed properly submitted until all defects or irregularities have been cured by the option holder returning the options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the submission of any options, and no one will be liable for failing to give notice of any defects or irregularities.

   Our Acceptance Constitutes an Agreement. If you elect to exchange your options and you exchange any of your eligible options according to the procedures described above, you will have accepted the terms and conditions of the offer. Our acceptance of eligible options that are properly submitted will form a binding agreement between us and you on the terms and subject to the conditions of this offer.

   Subject to our rights to extend, terminate and amend the offer and your right to withdraw or change your election, we currently expect that, promptly after the offer expires, we will accept all properly tendered eligible options that are exchanged and have not been withdrawn.

4. CHANGE IN ELECTION.

   You may only change your election by following the procedures described in this section 4. If you elect to accept the offer and exchange any of your options and you later want to change your election with respect to some or all of your eligible options, you must submit a new properly completed election form before the offer expires. Similarly, if you elect to reject the offer and you later want to change your election to accept the offer and exchange some or all of your eligible options, you must submit a new properly completed election form before the offer expires. We will only accept a paper or facsimile (provided the signed original is submitted to us as promptly as practicable after the facsimile is sent) copy of your election form. Delivery by e-mail will not be accepted. Your election form with the latest date will be the only election form we use in our determination as to whether any of your eligible options were properly tendered.

   You may change your election at any time before 5 p.m., Pacific Time, on December 12, 2001. If we extend the offer beyond that time, you may change your election at any time until the extended expiration of the offer. In addition, unless we accept the options you submit for exchange before 12:00 midnight, Pacific Time, on January 9, 2002, you may withdraw your options submitted for exchange at any time after January 9, 2002.

   Neither we nor any other person is obligated to give notice of any defects or irregularities in any election form submitted to change your election, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of election forms. Our determinations of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF REPLACEMENT OPTIONS.

   On the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will timely accept the eligible options for exchange and cancel all options properly submitted for exchange and not validly withdrawn before the expiration date. Assuming the offer expires on December 12, 2001, your replacement options will be granted no earlier than June 13, 2002 and no later than July 5, 2002. The compensation committee of our board of directors will select the actual grant date for the new options.

   Each replacement option will represent 90% of the shares represented by each eligible option that you exchange. We will not issue any options for fractional shares and will round up all fractional shares. The number of shares to be represented by the replacement options will be adjusted for stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the replacement option grant date. A copy of your personal option report that lists all of your eligible options is enclosed with this offer to exchange. Please contact Scott Langsner, Senior Vice President and Secretary of MGM MIRAGE, (702) 693-8811 if you have questions about, or need an additional copy of, your personal option report.

   As promptly as practicable after we accept and cancel eligible options you submit for exchange, we will issue to you a promise to grant stock options, by which we will commit to grant stock options to you on a date no earlier than June 13, 2002 covering 90% of the number of shares as the options cancelled pursuant to the offer.

   If we accept eligible options you submit in the offer, we will defer any grant to you of other options before the replacement option grant date, so that you are granted no new options for any reason until at least six months and one day after any of your eligible options have been cancelled. We will defer the grant to you of other options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to any interim option grants as a result of the offer.

6. CONDITIONS OF THE OFFER.

   We will not be required to accept any options that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options that you elect to exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time before the expiration date, we determine that any of the following events has occurred, and in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options returned to us:

  . any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the returned options, the issuance of replacement options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

  . any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

    (a) make it illegal for us to accept some or all of the eligible options or to issue some or all of the replacement options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

    (b) delay or restrict our ability, or render us unable, to accept the eligible options for exchange and cancellation or to issue replacement options for some or all of the exchanged eligible options;

    (c) materially impair the benefits we believe we will receive from the offer; or

    (d) materially and adversely affect our business, condition (financial or other), income, operations or prospects;

  .  there is:

    (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

    (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

  . another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

    (a) any person, entity or "group," within the meaning of section 13(d)(3) of the Securities Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date;

    (b) any such person, entity or group that has filed a Schedule 13D or
        Schedule 13G with the SEC on or before the expiration date has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

    (c) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities; or

  . any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

   The conditions to the offer are for our benefit. We may assert them in our discretion before the expiration date and we may waive them at any time and from time to time, whether or not we waive any other condition to the offer. Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon everyone.

7. PRICE RANGE OF COMMON STOCK.

   Our common stock is traded on the New York Stock Exchange under the symbol "MGG." The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange Composite Tape. The prices in this table have been adjusted to reflect the 2-for-1 stock split effected February 10, 2000.

                                           1999          2000          2001
                                       ------------- ------------- -------------
                                        High   Low    High   Low    High   Low
                                       ------ ------ ------ ------ ------ ------
First Quarter......................... $20.00 $13.56 $25.16 $18.44 $32.20 $22.50
Second Quarter........................  24.81  16.31  35.25  23.00  32.73  23.95
Third Quarter.........................  26.19  21.16  38.81  32.13  32.85  16.19
Fourth Quarter(1).....................  27.28  22.66  38.38  24.94  25.75  21.10

--------
(1) For 2001, through November 9, 2001.

   As of November 9, 2001, the last reported sale price of our common stock, as reported on the New York Stock Exchange composite tape, was $24.76 per share.

   We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS.

   Consideration. Your replacement options will represent 90% of the number of shares represented by each eligible option that you exchange. We will not issue any options for fractional shares and will round up all fractional shares. The number of shares to be represented by the replacement options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the replacement option grant date.

   If we receive and accept for exchange all outstanding eligible options, we will grant replacement options to purchase a total of 9,743,255 shares of our common stock (representing 90% of the number of shares subject to outstanding eligible options). The common stock issuable upon exercise of the eligible options equals approximately 6.2% of the total shares of our common stock outstanding as of November 9, 2001 on a fully-diluted basis, after giving effect to the exercise of such options. If all of the eligible options are cancelled and replaced by replacement options (and assuming no other changes in our capitalization), the percentage of total shares represented by replacement options would be approximately 5.8% of the total shares of our outstanding common stock, on a fully-diluted basis.

   Merger or Acquisition. If we merge with or are acquired by another entity between the expiration date and the replacement option grant date, then the resulting entity will be bound to grant the replacement options under the same terms as provided in this offer to exchange; however, the type of security and the number of shares covered by each replacement option would be determined by the acquisition agreement between us and the acquiror based on the same principles applied to the handling of the options to acquire our common stock that are outstanding at the time of the acquisition. As a result of the ratio in which our common stock may convert into any acquiror's common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror's stock than the number of shares subject to the replacement options that you were to receive.

   Terms of Replacement Options. The replacement options will be issued under the 1997 Plan, and a new option agreement will be executed between each option holder who exchanges eligible options and MGM MIRAGE. Except with respect to the number of shares and the exercise price and as otherwise specified in this offer, the terms and conditions of the replacement options will be substantially the same as the terms and conditions of the eligible options.

   The issuance of replacement options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options.

   The following description of the 1997 Plan and the replacement option agreement is a summary and is not complete. Complete information about the 1997 Plan and the replacement options is included in the 1997 Plan and the replacement option agreement between you and us. The form of the replacement option agreement has been filed with the SEC as an exhibit to the Schedule TO. Please contact Scott Langsner, Senior Vice President and Secretary of MGM MIRAGE, (702) 693-8811, to request copies of the 1997 Plan or the form of the replacement option agreement. A copy will be provided promptly and at our expense.

   General. The 1997 Plan covers up to 18,700,000 shares of common stock and has a ten-year duration. The 1997 Plan is administered by the compensation and stock option committee, whose members are appointed by the board of directors. All of our employees and our subsidiaries' employees (other than an employee owning more than 10% of the combined voting power of all classes of our stock), as well as members of our board of directors, are eligible to receive options. Approximately 40,000 persons as of November 1, 2001 were eligible to participate in the 1997 Plan, and approximately 386 persons held outstanding options under both of our nonqualified option plans.

   Exercise Price; Vesting. The exercise price in each instance is 100% of the fair market value of the common stock on the date of grant, subject to any repricing at a later date at the discretion of the compensation and stock option committee, and is payable in cash or shares of previously acquired common stock having a fair market value equal to the option exercise price. All outstanding options have a ten-year term on the date of grant and are generally exercisable in four or five annual installments of 25% and 20%, respectively. The replacement options will have the same remaining term as the options they replace and will be subject to the same vesting schedule. Generally, outstanding options terminate three months after termination of the optionee's employment for any reason other than the optionee's death and one year after termination of the optionee's employment due to death. Options are non-transferable by the holder other than by will or laws of descent and distribution. Certain options granted to certain executive officers and others will, to the extent not already vested, become fully vested upon a change in control (as defined) as a result of a sale or exchange of outstanding common stock.

   Corporate Reorganization or Similar Transactions. In the event any change is made in our capitalization that results from a stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares or any similar change affecting our common stock, appropriate adjustment, as determined by the compensation and stock option committee, will be made in the exercise price and in the number and class of shares subject to the option. In the event of a sale of all or substantially all of our assets or we merge with or into another corporation, holders of outstanding options will have the right to receive, upon exercise of the option and payment of the exercise price, the same consideration which our stockholders received pursuant to such transaction.

   Amendment; Termination. The board of directors may amend or terminate the 1997 Plan from time to time in such respects as the board may deem advisable; provided that the board may not (i) increase the number of shares subject to the 1997 Plan without stockholder approval, (ii) permit the grant of an option with an exercise price that is less than the fair market value of the common stock on the date of grant, (iii) permit the grant of an option with a term beyond that provided in the 1997 Plan or (iv) make a material change in the class of eligible employees.

   Certain U.S. Income Tax Matters. An optionee granted nonqualified stock options will not recognize any taxable income at the grant of the option, but will generally realize ordinary income for federal income tax purposes at the time of exercise of such options equal to the difference between the fair market value of the common stock on the date of exercise and the exercise price. Any taxable income recognized in connection with an option exercised by an optionee who is our employee will be subject to tax withholding by us. Upon resale of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as ordinary income as described above, will be treated as long-term or short-term capital gain or loss, depending upon the optionee's holding period of the shares. We will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonstatutory option.

   The foregoing is only a summary of certain effects of federal income taxation upon the optionee and MGM MIRAGE with respect to the grant and exercise of options under the 1997 Plan, does not purport to be complete and does not discuss the tax consequences of the optionee's death or the income tax law of any local, state or foreign jurisdiction in which any optionee may reside.

   PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN ONE OF OUR EMPLOYEES OR DIRECTORS.

   Registration of Option Shares. All shares of common stock issuable upon exercise of options under the 1997 Plan, including the shares that will be issuable upon exercise of all replacement options have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are considered an "affiliate" of MGM MIRAGE, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

9. INFORMATION ABOUT MGM MIRAGE.

   General. MGM MIRAGE is a leading operator of first class hotel/casino resorts with an emphasis on the total gaming and entertainment experience. We own and operate six of the most prominent hotel/casino resorts on the Las Vegas Strip, the MGM Grand Las Vegas- "The City of Entertainment," Bellagio, The Mirage, Treasure Island at The Mirage and the New York-New York Hotel and Casino, and we own a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino. We also own and operate the Golden Nugget hotel and casino in downtown Las Vegas, the Golden Nugget Laughlin, located in Laughlin, Nevada, Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort, located in Primm, Nevada, Beau Rivage, a beachfront resort located in Biloxi, Mississippi, and the Holiday Inn(R) Casino Boardwalk on the Las Vegas Strip. On July 29, 1999, we opened the MGM Grand Detroit casino in Detroit, Michigan. We also own and operate the MGM Grand Hotel and Casino in Darwin, Australia, and we manage two permanent and two interim casinos in South Africa. We have entered an agreement to sell our operations in South Africa, which is expected to be completed in the first quarter of 2002. We also own a 50% interest in the joint venture that is constructing and will own and operate the Borgata, a hotel/casino resort in Atlantic City, New Jersey.

   MGM MIRAGE was incorporated in 1986 in the state of Delaware. Our principal corporate offices are located in Las Vegas, Nevada. Our common stock is listed on the New York Stock Exchange under the symbol "MGG."

   Selected Consolidated Financial and Other Data. Our selected consolidated financial and other data presented below as of and for the five years ended December 31, 2000 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements were audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial and other data as of and for the six months ended June 30, 2000 and June 30, 2001 have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in our opinion, necessary for a fair presentation of our financial position at such dates and results of operations for such periods. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results for the full year.

                                                                                           Six Months Ended
                                          Year Ended December 31,                              June 30,
                          ------------------------------------------------------------  ------------------------
                             1996        1997        1998        1999         2000         2000         2001
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
                                           (dollars in thousands, except per share data)
Statement of Income Data
Gross revenues..........  $  824,450  $  861,687  $  808,556  $ 1,451,952  $ 3,393,252  $ 1,110,563  $ 2,326,925
 Less: Promotional
  allowances............     (56,249)    (63,733)    (66,219)    (112,560)    (286,343)     (83,768)    (206,477)
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Net revenues............     768,201     797,954     742,337    1,339,392    3,106,909    1,026,795    2,120,448
 Operating expenses.....    (571,743)   (575,134)   (600,502)  (1,044,343)  (2,403,885)    (782,521)  (1,645,348)
 Master plan asset
  dispositions..........     (49,401)    (28,566)        --           --           --           --           --
 Preopening and other...      (7,868)        --          --       (71,496)      (5,624)      (2,199)      (1,980)
 Restructuring costs....         --          --          --           --       (23,520)     (23,520)         --
 Write-downs and
  impairments...........         --          --          --           --      (102,225)    (102,225)         --
 Corporate expense......      (9,895)     (3,284)    (10,261)     (13,685)     (33,939)     (12,686)     (21,199)
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Operating income........     129,294     190,970     131,574      209,868      537,716      103,644      451,921
 Interest income........       4,247       1,268      12,997        2,142       12,964        7,725        3,780
 Interest expense, net
  of amounts
  capitalized...........     (33,778)     (1,242)    (24,613)     (59,853)    (272,856)     (69,460)    (190,012)
 Interest expense from
  unconsolidated
  affiliate.............         --       (9,891)     (8,376)      (1,058)      (2,043)        (273)      (1,510)
 Other, net.............        (612)       (804)     (2,054)        (946)        (741)        (512)      (1,471)
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Income before income
 taxes, extraordinary
 item and cumulative
 effect of change in
 accounting principle...      99,151     180,301     109,528      150,153      275,040       41,124      262,708
Provision for income
 taxes..................     (24,634)    (65,045)    (40,580)     (55,029)    (108,880)     (15,080)    (101,450)
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Income before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............  $   74,517  $  115,256  $   68,948  $    95,124  $   166,160  $    26,044  $   161,258
                          ==========  ==========  ==========  ===========  ===========  ===========  ===========
Net income..............  $   43,706  $  111,018  $   68,948  $    86,058  $   160,744  $    25,311  $   160,480
                          ==========  ==========  ==========  ===========  ===========  ===========  ===========
Diluted income per share
 before extraordinary
 item and cumulative
 effect of change in
 accounting principle...  $     0.68  $     0.98  $     0.61  $      0.80  $      1.13  $      0.20  $      0.99
Cash dividends per
 common share...........  $      --   $      --   $      --   $       --   $       --   $      0.10  $       --
Other Financial Data
EBITDA(1)...............  $  258,781  $  287,064  $  218,117  $   421,659  $   996,205  $   343,794  $   668,437
EBITDA Margin...........        33.7%       36.0%       29.4%        31.5%        32.1%        33.5%        31.5%
Cash flows from
 operating activities...     245,151     184,012     171,680      289,877      817,558      284,932      449,403
Cash flows from
 investing activities...    (120,815)   (201,778)   (395,484)    (386,693)  (5,556,692)  (5,434,402)    (138,805)
Cash flows from
 financial activities...    (172,941)     (9,040)    271,154      136,382    4,845,580    5,239,336     (323,700)
Depreciation and
 amortization...........      62,323      64,244      76,282      126,610      293,181       99,520      193,337
Capital expenditures....      84,775     227,756     361,942      375,260      336,499      125,068      144,013
Ratio of earnings to
 fixed charges(2).......        2.78x      10.11x       2.94x        2.73x        1.50x        1.30x        1.93x
Balance Sheet Data (end
 of period)
Cash and cash
 equivalents............  $   61,412  $   34,606  $   81,956  $   121,522  $   227,968  $   211,388  $   214,866
Total assets............   1,279,180   1,377,102   1,745,030    2,743,454   10,734,601   10,718,505   10,550,437
Total debt(3)...........      94,022      68,365     545,049    1,330,206    5,880,819    6,278,699    5,553,815
Total stockholders'
 equity.................     977,441   1,088,908     948,231    1,023,201    2,382,445    2,238,379    2,546,230
Stockholders' equity per
 common share...........  $     8.44  $     9.39  $     9.11  $      8.98  $     14.97  $     14.11  $     15.97

--------
(1) EBITDA consists of operating income plus depreciation and amortization, one-time charges (which consist of master plan asset disposition, preopening and other, restructuring costs and write-downs and impairments) and corporate expense. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all gaming companies that report EBITDA calculate this measure in the same manner as MGM MIRAGE, and therefore, our measure of EBITDA may not be comparable to similarly titled measures used by other gaming companies.

(2) For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consists of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest, and (ii) "fixed charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs and our proportionate share of interest cost of 50%-owned joint ventures.

(3) Includes current and long term portions of capitalized lease obligations and long term debt.

   On October 30, 2001, we announced that our earnings before nonrecurring expenses for the quarter ended September 30, 2001 were $0.19 per share and that we had a net loss of $0.09 per share, which is substantially below the consensus estimate of $0.38 per share prior to the terrorist attacks of September 11, 2001. These results reflect a substantial decline in business volumes at our hotel and casino resorts immediately after the attacks. While our business activity has gradually improved, it is not nearly back to pre-attack levels. We have implemented numerous initiatives to improve revenues and reduce costs to manage our business in the current environment. Our primary objective at this time is to increase customer volume so that we may bring back as many of our displaced employees as quickly as possible.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS ABOUT THE OPTIONS.

   A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of November 5, 2001, our executive officers and non-employee directors (34 persons) as a group held options outstanding under the nonqualified option plans to purchase a total of 8,978,076 shares of our common stock. This represented approximately 51.8% of the shares subject to all options outstanding under the nonqualified option plans as of that date. Of those options, 5,466,538 are eligible to participate in this offer. Our executive officers and directors have not informed us whether or not they intend to participate in the offer and exchange their eligible options.

   Other than as set forth on Schedule A, which is incorporated herein by reference, neither we, nor to the best of our knowledge, any of our directors, executive officers or affiliates, have engaged in transactions involving the options during the 60 days prior to this offer to exchange.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

   Many of our option holders hold options with exercise prices significantly higher than the current market price of our common stock. We believe it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing certain existing options, which would enable option holders to immediately receive replacement options with a lower exercise price. However, the repriced options would be subject to variable accounting, which could require us to record additional compensation expense each quarter until the repriced options were exercised, cancelled or expired.

   We believe that we can accomplish our goal of providing option holders with the benefit of owning options that over time may have a greater potential to increase in value without MGM MIRAGE becoming subject to variable accounting because:

  . We will not grant any replacement options until a day that is at least six months and one day after the expiration date of the offer;

  . The exercise price of the replacement options will equal the fair market value equal to the closing price of our common stock as reported on the New York Stock Exchange on the grant date for the replacement options;

  . We will require any option holder who tenders eligible options in the offer to tender all eligible options that he or she received after May 11, 2001; and

  . We will not grant any other options to an option holder who tendered eligible options in the offer until the replacement option grant date or later.

   Eligible options we acquire in connection with the offer will be cancelled, and the shares of common stock that may be purchased under those options granted under the 1997 Plan will be returned to the pool of shares available for grants of new options under the 1997 Plan without further stockholder action, except as required by applicable law or the rules of the New York Stock Exchange or any other stock exchange or any securities quotation system on which our common stock is then listed or quoted.

12. LEGAL MATTERS; REGULATORY APPROVALS.

   We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the expiration of the offer. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept exchanged eligible options and to issue new options is subject to conditions, including the conditions described in section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

   The following is a general summary of the material U.S. federal income tax consequences of the exchange of options under the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. In addition, this discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to an option holder.

   If you exchange outstanding nonqualified stock options for replacement options, we believe that the exchange will be treated as a non-taxable exchange and that, therefore, you will not be required to recognize income for federal income tax purposes at the time of the exchange.

   At the date of grant of the replacement options, you will not be required to recognize additional income for federal income tax purposes. The grant of replacement options is not recognized as taxable income.

   Under current law, you will not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable tax reporting requirements.

   If you exchange shares in payment of part or all of the exercise price of a nonqualified stock option, no gain or loss will be recognized with respect to the shares exchanged and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares exchanged will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

   The subsequent sale of the shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

   We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

   We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered or exchanged by publicly announcing the extension and giving oral or written notice of the extension to the option holders.

   Prior to the expiration date, we may terminate or amend the offer and postpone accepting and canceling any eligible options if any of the conditions specified in section 6 occur. In order to postpone accepting and canceling eligible options, we must publicly announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

   As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of eligible options to be exchanged or surrendered in the offer.

   We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change, for example, by issuing a press release.

   If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

  .  increase or decrease what we will give you in exchange for your options;

  . increase or decrease the number of options eligible to be exchanged in the offer; or

  . change the terms and conditions of the replacement options in any material respect.

If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.

15.FEES AND EXPENSES.

   We will not pay any fees or commissions to any broker, dealer or other person for asking employees and directors to exchange their options under this offer.

16. ADDITIONAL INFORMATION.

   This offer to exchange is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

  (a) our annual report on Form 10-K for our fiscal year ended December 31, 2000, including the information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2001 annual meeting of stockholders;

  (b) our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2001;

  (c) our Current Reports on Form 8-K dated July 26, 2001, August 29, 2001, October 1, 2001 and November 2, 2001; and

  (d) the description of our common stock included in our registration statement on Form 8-A.

   The SEC file number for these filings is 0-16760. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

   You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the symbol "MGG," and our SEC filings can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

   We will also provide without charge to each person to whom we deliver a copy of this offer to exchange, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

                                Scott Langsner
                                Senior Vice President
                                 and Secretary
                                MGM MIRAGE
                                c/o Bellagio
                                3600 Las Vegas Blvd. SouthLas
                                Vegas, NV 89109

or by telephoning him at (702) 693-8811 between the hours of 9:00 a.m. and 5:00 p.m., Las Vegas, Nevada local time.

   As you read the documents listed in section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

   The information contained in this offer to exchange about MGM MIRAGE should be read together with the information contained in the documents to which we have referred you.

17. FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

   This offer to exchange includes "forward-looking statements" that are subject to risks and uncertainties. Forward-looking statements made in connection with this offer do not fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In portions of this offer to exchange, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations are disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as well as the following factors:

  .  development and construction activities;

  .  dependence on existing management;

  . leverage and debt service, including sensitivity to fluctuations in interest rates;

  . domestic or international economic conditions, including the impact of recent terrorist activities and sensitivity to fluctuations in foreign currencies;

  .  competition and changes in customer demand;

  . ability to achieve certain cost savings, assets sales and revenue enhancements;

  . challenges imposed by the integration of Mirage Resorts, Incorporated's hotel/casino properties into our operations;

  . changes or uncertainties in federal or state laws or the administration of such laws;

  . changes or uncertainties in gaming laws or regulations, including legalization of gaming in certain jurisdictions; and

  . any requirement to apply for licenses and approvals under applicable laws, including gaming laws, on our part or on the part of our suppliers.

   If at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If, we cannot comply with the law, the offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

   Our board of directors recognizes that the decision to accept or reject this offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from us is limited to this document, the related cover letter and summary of terms and the tender offer statement on Schedule TO.

November 13, 2001

                                   SCHEDULE A

                      INFORMATION ABOUT THE DIRECTORS AND
                        EXECUTIVE OFFICERS OF MGM MIRAGE

   The following table sets forth, as of November 8, 2001, the name, age and position of each of our directors and executive officers. Executive officers are elected by and serve at the pleasure of the Board of Directors. We expect to add one additional director to our Board in the first quarter of 2002. The address for each director and officer for purposes of the offer is c/o
MGM MIRAGE, c/o Bellagio, 3600 Las Vegas Blvd. South, Las Vegas, Nevada 89109.

 Name                      Age                           Position
 ----                      ---                           --------
 J. Terrence Lanni........  59 Chairman and Chief Executive Officer
 Daniel M. Wade...........  49 Vice Chairman
 John T. Redmond..........  43 President and Chief Executive Officer of MGM Grand
                               Resorts, LLC and Director
 James J. Murren..........  40 President, Chief Financial Officer and Treasurer
                               and Director
 Robert H. Baldwin........  51 President and Chief Executive Officer of Mirage Resorts,
                               Incorporated and Director
 Gary N. Jacobs...........  56 Executive Vice President--General Counsel and Director
 James D. Aljian..........  69 Director
 Fred Benninger...........  84 Director
 Terry Christensen........  60 Director
 Glenn A. Cramer..........  79 Director
 Willie D. Davis..........  67 Director
 Alexander M. Haig, Jr. ..  76 Director
 Kirk Kerkorian ..........  83 Director
 George J. Mason..........  70 Director
 Ronald M. Popeil.........  66 Director
 Walter M. Sharp..........  85 Director
 Daniel B. Wayson.........  48 Director
 Melvin B. Wolzinger......  81 Director
 Alex Yemenidjian.........  45 Director
 Jerome B. York...........  63 Director
 William J. Hornbuckle....  44 Executive Vice President--Marketing
 Alan Feldman.............  43 Senior Vice President--Public Affairs
 Scott Langsner...........  48 Senior Vice President and Secretary
 Cynthia Kiser Murphey....  44 Senior Vice President--Human Resources
 Glenn D. Bonner..........  50 Vice President--Chief Information Officer
 Daniel J. D'Arrigo.......  33 Vice President--Finance
 Kyle Edwards.............  49 Vice President--Security
 James H. Fox.............  42 Vice President--Internal Audit
 Anthony Gladney..........  37 Vice President--Corporate Diversity
 Richard L. Jones.........  48 Vice President--Corporate Purchasing
 Punam Mathur.............  41 Vice President--Community Affairs
 Robert C. Selwood........  46 Vice President--Accounting
 Betty M. Wilson..........  54 Vice President--Taxes
 Bryan L. Wright..........  38 Vice President--Assistant General Counsel

   Mr. Lanni has served as Chairman of MGM MIRAGE since July 1995. He served as Chief Executive Officer of MGM MIRAGE from June 1995 to December 1999, and since March 2001.

   Mr. Wade has served as Vice Chairman of MGM MIRAGE since March 2001 and as a director since May 1999. Mr. Wade stepped down from his day-to-day responsibilities at the end of October 2001, but continues as a director and Vice Chairman. He served as Co-Chief Executive Officer from December 1999 to March 2001. He served as Chief Operating Officer from April 1999 to December 1999, and Executive Vice President from October 1998 to April 1999. Prior thereto, he served as President and Chief Operating Officer of MGM Grand Hotel, Inc., having served in various other senior capacities with MGM Grand Hotel, Inc. since January 1990.

   Mr. Redmond has served as President and Chief Executive Officer of MGM Grand Resorts, LLC since March 2001. He has served as a director of MGM MIRAGE since December 1999. He served as Co-Chief Executive Officer of MGM MIRAGE from December 1999 to March 2001. He served as President and Chief Operating Officer of Primadonna Resorts from March 1999 to December 1999. He served as Vice Chairman of MGM Grand Detroit, LLC from April 1998 to February 2000, and as its Chairman since February 2000. He served as Senior Vice President of MGM Grand Development, Inc. from August 1996 to September 1998. Prior thereto, he was Senior Vice President and Chief Financial Officer of Caesars World, Inc.'s Caesars Palace and Desert Inn hotel-casinos and served in various other senior operational and development positions with Caesars World, Inc.

   Mr. Murren has served as President of MGM MIRAGE since December 1999, as Chief Financial Officer since January 1998 and as Treasurer since October 2001. He has served as a director of MGM MIRAGE since January 1998. He served as Executive Vice President from January 1998 to December 1999. Prior thereto, he was Managing Director and Co-Director of Research for Deutsche Morgan Grenfell, having served that firm in various other capacities since 1984.

   Mr. Baldwin has served as a director of MGM MIRAGE and as President and Chief Executive Officer of our subsidiary Mirage Resorts, Incorporated ("Mirage Resorts") since June 2000. He served as Chief Financial Officer and Treasurer of Mirage Resorts from September 1999 to June 2000. He has been President and Chief Executive Officer of Bellagio, LLC or its predecessor since June 1996. He served as President and Chief Executive Officer of The Mirage Casino-Hotel from August 1987 to April 1997.

   Mr. Jacobs has served as a director and as Executive Vice President--General Counsel of MGM MIRAGE since June 2000. Prior thereto, he was a partner with the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP since 1988 and is currently of counsel to that firm. He is also a director of The InterGroup Corporation.

   Mr. Aljian has been an Executive of Tracinda since October 1987. He has served as a director of MGM MIRAGE since 1988. He was a director of Chrysler Corporation ("Chrysler") from February 1996 to November 1998, and member of the Shareholder's Committee of DaimlerChrylsler Corporation from November 1998 to December 2000. He has been a director of Metro-Goldwyn-Mayer Inc. since October 1996, of which Tracinda owns a majority of the outstanding shares of common stock.

   Mr. Benninger has served as a director of MGM MIRAGE since 1986. He served as Vice Chairman of the Board from April 1995 to March 1998, Chairman of the Board from August 1987 to April 1995, President from August 1987 to March 1990, and Chief Executive Officer from August 1987 to January 1991.

   Mr. Christensen has served as a director of MGM MIRAGE since 1987. He has been a partner of the law firm Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP since May 1988. He is also a director of GIANT GROUP, LTD. and Checkers Drive-In Restaurants, Inc.

   Mr. Cramer has served as a director of MGM MIRAGE since 1992. He was a director of Transamerica Corporation from 1968 to April 1994, and Chairman of the Executive Committee of Transamerica Airlines from 1983 to April 1994.

   Mr. Davis has served as a director of MGM MIRAGE since 1989. He has been the President and a director of All-Pro Broadcasting, Inc., an AM and FM radio broadcasting company, for more than the past five years. He is currently a director of Metro-Goldwyn-Mayer Inc., Sara Lee Corporation, K-Mart Corporation, Johnson Controls, Inc., Alliance Bank, WICOR, Inc., Dow Chemical Company, Checkers Drive-In Restaurants, Inc., Strong Fund and Bassett Furniture Industries, Incorporated.

   Mr. Haig has served as a director of MGM MIRAGE since 1990. He has been the Chairman of Worldwide Associates, Inc., an international business advisory firm, for more than the past five years. He is currently the host of "World Business Review," a weekly television program and a director of Metro-Goldwyn-Mayer Inc., CompuServ Interactive Services Inc. and Interneuron Pharmaceuticals, Inc. He has been a consultant to the Company since 1990.

   Mr. Kerkorian has served as a director of MGM MIRAGE since 1986. He is the Chief Executive Officer, President and sole director and stockholder of Tracinda. He has also been a director of Metro-Goldwyn-Mayer Inc. since October 1996.

   Mr. Mason has served as a director of MGM MIRAGE since June 2000. He is a Senior Managing Director of Bear, Stearns & Co. Inc., Los Angeles, California, an investment banking and brokerage firm, and has been employed by that firm since 1973. He was a director of Mirage Resorts from 1973 to May 31, 2000.

   Mr. Popeil has served as a director of MGM MIRAGE since June 2000. He has been the Chief Executive Officer of RONCO, Incorporated, the principal business of which is inventing and marketing consumer products, since co-founding that company in May 1984. He was a director of Mirage Resorts from 1979 to May 31, 2000.

   Mr. Sharp has served as a director of MGM MIRAGE since 1986. He has been the President of Walter M. Sharp Company, a financial consulting company, for more than the past five years and was a consultant to Tracinda through April 1997.

   Mr. Wayson has served as a director of MGM MIRAGE since June 2000. He has been a principal of Wayson Properties, Incorporated, a real estate development and holding company, for more than the past five years, as well as a principal in other real estate and business ventures. He was also the President and Chief Executive Officer of a former Mirage Resorts New Jersey gaming subsidiary from December 1984 through February 1987 and a director of Mirage Resorts from 1987 to May 31, 2000.

   Mr. Wolzinger has served as a director of MGM MIRAGE since June 2000. He has been a general partner in W.W. Investment Co., a real estate holding company in Las Vegas, Nevada, for more than the past five years. He has been a principal owner of various restaurants and casino gaming establishments in Las Vegas for many years. He was a director of Mirage Resorts from 1973 to May 31, 2000. Mr. Wolzinger has also been a director of Colonial Bank, Inc. since June 1999.

   Mr. Yemenidjian has served as a director of MGM MIRAGE since 1989. He has been the Chairman of the Board and Chief Executive Officer of Metro-Goldwyn-Mayer Inc. since April 1999 and a director of Metro-Goldwyn-Mayer Inc. since November 1997. He was the President of MGM MIRAGE from July 1995 to December 1999, Chief Operating Officer from June 1995 to April 1999, Executive Vice President from June 1992 to July 1995, Chief Financial Officer from May 1994 to January 1998, Chairman of the Executive Committee from January 1991 to June 1992, and President and Chief Operating Officer from March 1990 to January 1991. He was also an Executive of Tracinda from January 1990 to January 1997, and from February 1999 to April 1999.

   Mr. York has served as a director of MGM MIRAGE since 1995. He has been the Chairman, President and Chief Executive Officer of Micro Warehouse, Inc., a reseller of computer hardware, software and peripheral products, since January 2000. He was the Vice Chairman of Tracinda from September 1995 to October 1999 and a consultant to Tracinda from October 1999 to October 2000. He was also the Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995 and director of IBM Corporation from January 1995 to September 1995. Prior to that, he was the Executive Vice President--Finance and Chief Financial Officer of Chrysler from May 1990 to May 1993 and a director of Chrysler from April 1992 to May 1993. He has been a director of Metro-Goldwyn-Mayer Inc. since October 1996, and is a director of Apple Computer, Inc. and National Tech Team, Inc.

   Mr. Hornbuckle has served as Executive Vice President of MGM MIRAGE since July 2001. He served as President and Chief Operating Officer of MGM Grand Hotel from October 1998 to July 2001. He served as Executive Vice President of Operations of MGM Grand Hotel from April 1998 to October 1998. Prior thereto, he served as President and Chief Operating Officer of Planet Hollywood Hotel and served in various other senior operational positions with Caesars World, Inc. and Treasure Island.

   Mr. Feldman has served as Senior Vice President--Public Affairs of MGM MIRAGE since September 2001 and as Vice President--Public Affairs from June 2000. He served as Vice President of Public Affairs for Mirage Resorts from March 1990 through May 2000.

   Mr. Langsner has served as Senior Vice President of MGM MIRAGE since December 1999 and as Secretary since July 1987. He also served as Treasurer from July 1987 until October 2001.

   Ms. Kiser Murphey has served as Senior Vice President--Human Resources of MGM MIRAGE since November 2000. She served as Senior Vice President--Human Resources and Administration of MGM Grand Hotel, Inc. from November 1995 through October 2000.

   Mr. Bonner has served as Vice President--Chief Information Officer of MGM MIRAGE since June 2000. He served as Chief Information Officer of Mirage Resorts from January 1997 through May 2000. Prior thereto, he was a Managing Consultant with Microsoft Corporation from October 1994 through January 1997.

   Mr. D'Arrigo has served as Vice President--Finance of MGM MIRAGE since December 2000. He served as Assistant Vice President from January 2000 through December 2000. Prior thereto, he served as Director of Corporate Finance from January 1997 through January 2000 and as Manager of Corporate Finance from October 1995 through January 1997.

   Mr. Edwards has served as Vice President--Security of MGM MIRAGE since December 1999. Prior thereto, he served as Deputy Chief of the Patrol Division and Investigative Services Division of the Las Vegas Metropolitan Police Department ("LVMPD"), having served in various other senior capacities with the LVMPD since 1973.

   Mr. Fox has served as Vice President--Internal Audit of MGM MIRAGE since November 1997. Prior thereto, he was a Manager with Arthur Andersen LLP, a public accounting firm, from February 1996 through November 1997.

   Mr. Gladney has served as Vice President--Corporate Diversity of MGM MIRAGE since August 2000. He served as Vice President of Community Affairs of MGM Grand Hotel, Inc. from March 1999 through August 2000. Prior thereto, he served as Executive Director of Community Affairs of MGM Grand Hotel, Inc. from February 1997 through March 1999, and as Director of Community Affairs of MGM Grand Hotel, Inc. from January 1996 through February 1997.

   Mr. Jones has served as Vice President--Corporate Purchasing of MGM MIRAGE since August 2000. He served as Project Procurement Manager from January 1998 through August 2000. Prior thereto, he was Vice President--Corporate Purchasing of Caesars World, Inc. from February 1995 through January 1998.

   Ms. Mathur has served as Vice President--Community Affairs of MGM MIRAGE since November 2000. She was Director of Community Affairs from June 2000 through October 2000. She served as Director of Community Affairs of Mirage Resorts from April 1996 through May 2000.

   Mr. Selwood has served as Vice President--Accounting of MGM MIRAGE since December 2000. He served as Director of Corporate Finance of Mirage Resorts from April 1993 through December 2000.

   Ms. Wilson has served as Vice President--Taxes of MGM MIRAGE since June 2000. She served as Vice President--Taxes of Caesars World, Inc. from December 1995 through March 2000.

   Mr. Wright has served as Vice President--Assistant General Counsel of MGM MIRAGE since July 2001. Prior thereto, he served as Vice President and Assistant General Counsel of Boyd Gaming Corporation from February 2000 and as Associate General Counsel of Boyd Gaming Corporation from September 1993 to February 2000.

   On August 6, 2001, we granted options to purchase a total of 487,500 shares at an exercise price of $29.29 per share, including the following grants to executive officers: William J. Hornbuckle, 100,000 shares; Alan Feldman, 10,000 shares; Daniel J. D'Arrigo, 5,000 shares; and Punam Mathur, 5,000 shares. On September 4, 2001, we granted options to purchase a total of 62,500 shares at an exercise price of $29.02 per share, of which none were granted to executive officers or directors. None of our executive officers or directors have exercised any of their options since August 8, 2001.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   MGM MIRAGE


                               OFFER TO EXCHANGE

                      NEW OPTIONS FOR OUTSTANDING OPTIONS

             HAVING AN EXERCISE PRICE OF AT LEAST $23.00 PER SHARE


                               ----------------

      Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to
                                 Scott Langsner
                           telephone: (702) 693-8811.

                               ----------------

                               November 13, 2001


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